Exhibit 12.1

Apartment Investment and Management Company

Ratios of Earnings to Fixed Charges

(in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before taxes and income or loss from equity investees	$9,200	$31,711	$(15,206)	$(124,457)	$(154,472)	$(197,408)
Add:
Fixed charges	61,779	262,492	253,924	294,169	279,772	283,630
Amortization of capitalized interest	2,061	4,207	5,368	7,012	7,766	7,861
Distributed income of equity investees	127	699	1,427	1,796	1,231	4,893
Subtract:
Capitalized interest	(4,254)	(17,608)	(16,513)	(13,363)	(11,373)	(9,938)
Preferred OP Unit distributions	(1,605)	(6,423)	(6,496)	(6,683)	(4,964)	(6,288)

Total earnings (A)	$67,308	$275,078	$222,504	$158,474	$117,960	$82,750

Fixed charges:
Interest expense	55,641	237,048	229,373	272,315	261,221	264,826
Estimate of interest within rental expense	279	1,413	1,542	1,808	2,214	2,578
Capitalized interest	4,254	17,608	16,513	13,363	11,373	9,938
Preferred OP Unit distributions	1,605	6,423	6,496	6,683	4,964	6,288

Total fixed charges (B)	$61,779	$262,492	$253,924	$294,169	$279,772	$283,630

Preferred stock dividends	697	2,804	27,262	49,756	53,844	52,215
Redemption related preferred issuance costs	(243)	—	22,626	(3,904)	(254)	(1,649)

Total preferred stock dividends	454	2,804	49,888	45,852	53,590	50,566

Total fixed charges and preferred stock dividends (C)	$62,233	$265,296	$303,812	$340,021	$333,362	$334,196

Ratio of earnings to fixed charges (A divided by B) (1)	1.09	1.05	(1)	(1)	(1)	(1)

Ratio of earnings to fixed charges and preferred stock dividends (A divided by C)	1.08	1.04	(2)	(2)	(2)	(2)

(1) During the period indicated, earnings were insufficient to cover fixed charges by:
	n/a	n/a	$31,420	$135,695	$161,812	$200,880
(2) During the period indicated, earnings were insufficient to cover fixed charges and preferred stock dividends by:
	n/a	n/a	$81,308	$181,547	$215,402	$251,446